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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-25449
                             Cusip Number 02368F108

                           NOTIFICATION OF LATE FILING

      (Check One): [x] Form 10-K [_] Form 11-K [_] Form 20-F [ ] Form 10-Q
                                 [_] Form N-SAR

                       [_] Transition Report on Form 10-K

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

                       [_] Transition Report on Form 10-Q

                       [_] Transition Report on Form N-SAR

                       FOR PERIOD ENDED DECEMBER 31, 2002

       For the Transition Period Ended:______________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                           ALLIS-CHALMERS CORPORATION
                             FULL NAME OF REGISTRANT


                            FORMER NAME IF APPLICABLE

                             7660 Woodway, Suite 200
            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                              Houston, Texas 77063
                            CITY, STATE AND ZIP CODE

                        PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
[XX] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.

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                              PART - III NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE REGISTRANT HAS BEEN UNABLE TO COMPLETE ITS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003, WITHOUT UNREASONABLE EFFORT AND EXPENSE. BECAUSE THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FORM 10-K, THE REGISTRANT IS UNABLE TO COMPLETE THE FORM 10-K BY THE PRESCRIBED DUE DATE. THE REGISTRANT EXPECTS TO BE ABLE TO FILE THE ANNUAL REPORT ON FORM 10-K ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                           TODD SEWARD (713) 369-0550
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         AS A RESULT OF ACQUISITIONS AND DISPOSITIONS BY THE COMPANY DURING THE PERIOD, RESULTS OF OPERATIONS FOR THE LAST FISCAL YEAR WILL BE SIGNIFICANTLY DIFFERENT THAT RESULTS OF OPERATIONS FOR THE PRIOR FISCAL YEAR. HOWEVER, RESULTS OF OPERATIONS FOR THE FOURTH QUARTER OF 2002 ARE EXPECTED TO BE CONSISTENT WITH DISCLOSURES MADE IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2002.

                           ALLIS-CHALMERS CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





DATE March 28, 2003                   BY  /S/ Todd C. Seward
------------------------------            ------------------------------------
                                          Todd C. Seward
                                          Chief Accounting Officer